UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 15, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS AG audited standalone financial statements for the year ended 31 December 2018, as well as the consent of Ernst & Young Ltd. with respect thereto, which appear immediately following this page.

UBS AG

Standalone financial statements and regulatory information
for the year ended 31 December 2018

Table of contents

1	UBS AG standalone financial statements (audited)

34	UBS AG standalone regulatory information

UBS AG standalone financial statements
(audited)

Income statement
		USD million		CHF million
		For the year ended		For the year ended
	Note	31.12.18	31.12.17	31.12.18	31.12.17
Interest and discount income[1]		6,439	5,635	6,347	5,493
Interest and dividend income from trading portfolio[2]		2,708	2,214	2,666	2,158
Interest and dividend income from financial investments		401	229	395	224
Interest expense[3]		(9,240)	(6,551)	(9,106)	(6,386)
Gross interest income		308	1,528	301	1,489
Credit loss (expense) / recovery		(54)	(118)	(54)	(115)
Net interest income		254	1,410	248	1,374
Fee and commission income from securities and investment business and other fee and commission income		2,491	2,415	2,454	2,354
Credit-related fees and commissions		152	200	150	194
Fee and commission expense		(844)	(972)	(832)	(948)
Net fee and commission income		1,799	1,642	1,772	1,601
Net trading income	3	4,443	3,274	4,381	3,192
Net income from disposal of financial investments		7	87	7	85
Dividend income from investments in subsidiaries and other participations	4	3,712	1,293	3,645	1,261
Income from real estate holdings		645	595	635	580
Sundry ordinary income	5	1,779	2,760	1,754	2,690
Sundry ordinary expenses	5	(599)	(498)	(590)	(485)
Other income from ordinary activities		5,544	4,237	5,452	4,131
Total operating income		12,040	10,563	11,853	10,297
Personnel expenses	6	3,456	4,234	3,407	4,128
General and administrative expenses	7	4,212	4,671	4,151	4,553
Subtotal operating expenses		7,667	8,905	7,558	8,680
Impairment of investments in subsidiaries and other participations		760	274	747	267
Depreciation, amortization and impairment of property, equipment, software and intangible assets		712	677	702	660
Changes in provisions and other allowances and losses		399	235	394	229
Total operating expenses		9,539	10,091	9,400	9,837
Operating profit		2,501	472	2,452	460
Extraordinary income	8	170	391	167	382
Extraordinary expenses	8	0	4	0	4
Tax expense / (benefit)	9	(663)	(72)	(651)	(70)
Net profit / (loss)		3,333	932	3,269	909

1 Interest and discount income includes negative interest income on financial assets of USD 364 million (CHF 358 million) for the year ended 31 December 2018 (USD 486 million (CHF 473 million) for the year ended 31 December 2017).    2 Interest and dividend income from trading portfolio includes negative interest income on trading portfolio assets of USD 70 million (CHF 69 million) for the year ended 31 December 2018 (USD 1 million (CHF 1 million) for the year ended 31 December 2017).    3 Includes negative interest expense on financial liabilities of USD 354 million (CHF 349 million) for the year ended 31 December 2018 (USD 410 million (CHF 399 million) for the year ended 31 December 2017).

UBS AG standalone financial statements (audited)

Balance sheet
		USD million		CHF million
	Note	31.12.18	31.12.17	31.12.18	31.12.17

Assets
Cash and balances at central banks		36,297	37,459	35,688	36,514
Due from banks	24	46,092	42,038	45,319	40,978
of which: total loss-absorbing capacity eligible at significant regulated subsidiary level	2	16,331	12,620	16,057	12,301
Receivables from securities financing transactions	10, 24	77,893	62,945	76,587	61,358
Due from customers	11, 12, 24	117,417	132,900	115,448	129,550
of which: total loss-absorbing capacity eligible at significant regulated sub-group level	2	600	600	590	585
Mortgage loans	11, 12	4,727	4,978	4,648	4,853
Trading portfolio assets	13	95,612	107,355	94,009	104,649
Derivative financial instruments	14	15,139	15,182	14,885	14,799
Financial investments	15	25,666	25,048	25,235	24,417
Accrued income and prepaid expenses		1,410	1,292	1,387	1,259
Investments in subsidiaries and other participations	16	49,528	49,202	48,698	47,962
Property, equipment and software		6,546	6,550	6,437	6,384
Goodwill and other intangible assets		22	6	22	6
Other assets	17	3,888	4,358	3,822	4,248
Total assets		480,238	489,313	472,184	476,977
of which: subordinated assets		6,009	5,486	5,908	5,348
of which: subject to mandatory conversion and / or debt waiver		4,332	3,091	4,260	3,013

Liabilities
Due to banks	24	42,482	29,915	41,769	29,161
Payables from securities financing transactions	10, 24	44,016	49,563	43,278	48,313
Due to customers	24	112,794	121,580	110,903	118,515
Funding received from UBS Group AG and UBS Group Funding (Switzerland) AG	2, 24	41,782	33,472	41,081	32,629
Trading portfolio liabilities	13	23,453	24,988	23,060	24,358
Derivative financial instruments	14	17,268	18,765	16,979	18,292
Financial liabilities designated at fair value	13, 20	56,226	52,495	55,283	51,171
of which: debt issued designated at fair value		54,203	48,023	53,294	46,812
of which: other financial liabilities designated at fair value		2,023	4,472	1,989	4,359
Bonds issued		83,743	99,086	82,339	96,588
of which: total loss-absorbing capacity eligible at UBS AG level		7,468	9,080	7,343	8,851
Accrued expenses and deferred income		3,350	3,434	3,294	3,347
Other liabilities	17	2,601	3,650	2,557	3,558
Provisions	12	1,416	1,125	1,392	1,097
Total liabilities		429,130	438,074	421,934	427,030

Equity
Share capital	21	393	396	386	386
General reserve		36,326	36,571	35,649	35,649
of which: statutory capital reserve		36,326	36,571	35,649	35,649
of which: capital contribution reserve[1]		36,326	36,571	35,649	35,649
Voluntary earnings reserve		11,054	13,340	10,946	13,004
Net profit / (loss) for the period		3,333	932	3,269	909
Total equity		51,107	51,239	50,250	49,947
Total liabilities and equity		480,238	489,313	472,184	476,977
of which: subordinated liabilities		18,446	14,687	18,137	14,317
of which: subject to mandatory conversion and / or debt waiver		17,721	13,947	17,423	13,596

Balance sheet (continued)
	USD million		CHF million
	31.12.18	31.12.17	31.12.18	31.12.17

Off-balance sheet items
Contingent liabilities, gross	16,019	22,380	15,750	21,815
Sub-participations	(1,675)	(1,898)	(1,647)	(1,850)
Contingent liabilities, net	14,344	20,481	14,103	19,965
of which: guarantees to third parties related to subsidiaries	7,480	14,380	7,355	14,017
Irrevocable loan commitments, gross	25,664	34,367	25,234	33,500
Sub-participations	(643)	(1,098)	(632)	(1,070)
Irrevocable loan commitments, net	25,021	33,269	24,601	32,430
Forward starting transactions[2]	8,536	13,320	8,393	12,984
of which: reverse repurchase agreements	4,766	8,016	4,686	7,814
of which: securities borrowing agreements	12	24	12	23
of which: repurchase agreements	3,758	5,280	3,695	5,147
Liabilities for calls on shares and other equity instruments	5	5	5	5

1 Effective 1 January 2011, the Swiss withholding tax law provides that payments out of the capital contribution reserve are not subject to withholding tax. This law has led to interpretational differences between the Swiss Federal Tax Administration and companies about the qualifying amounts of capital contribution reserve and the disclosure in the financial statements. In view of this, the Swiss Federal Tax Administration has confirmed that UBS AG would be able to repay shareholders CHF 20.5 billion of disclosed capital contribution reserve without being subject to the withholding tax deduction that applies to dividends paid out of retained earnings. The confirmation by the Swiss Tax Administration was dated 7 June 2018. The decision about the remaining amount has been deferred to a future point in time.    2 Cash to be paid in the future by either UBS AG or the counterparty.

Off-balance sheet items

Off-balance sheet items include indemnities and guarantees issued by UBS AG for the benefit of subsidiaries and creditors of subsidiaries.

Where the indemnity amount issued by UBS AG is not specifically defined, the indemnity relates to the solvency or minimum capitalization of a subsidiary, and therefore no amount is included in the table above.

Joint and several liability – Value added tax (VAT)

UBS AG is jointly and severally liable for the combined VAT liability of UBS entities that belong to the VAT group of UBS in Switzerland. This contingent liability is not included in the table above.

Guarantees – UBS Limited and UBS Europe SE

In 2003 UBS AG issued a guarantee for the benefit of each counterparty of UBS Limited. Under this guarantee, UBS AG irrevocably and unconditionally guarantees each and every obligation that UBS Limited entered into prior to the combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE. This guarantee is included in the off-balance sheet items table above. Effective after the merger in March 2019, UBS AG issued a similar guarantee for the benefit of each counterparty of UBS Europe SE acting out of its Investment Bank, covering transactions subject to master netting agreements. UBS AG promises to pay to beneficiary counterparties on demand any unpaid balance of such liabilities under the terms of the guarantees.

→   Refer to Note 27 for more information

Indemnities – UBS Europe SE

In connection with the establishment of UBS Europe SE in 2016, UBS AG entered into an agreement with UBS Europe SE under which UBS AG would provide UBS Europe SE with limited indemnification of payment obligations that may arise from certain litigation, regulatory and similar matters.

As of 31 December 2018, the amount of such potential payment obligations could not be reliably estimated and the table above does therefore not include any amount related to this limited indemnification.

In addition, in accordance with the bylaws of the Deposit Protection Fund of the Association of German Banks, UBS AG issued on behalf of UBS Europe SE an indemnity in favor of this fund. The probability of an outflow was assessed to be remote, and as a result, the table above does not include any exposure arising under this indemnity.

UBS AG standalone financial statements (audited)

Statement of changes in equity
USD million	Share capital	Statutory capital reserve	Voluntary earnings reserve and profit / (loss) carried forward	Net profit / (loss) for the period	Total equity

Balance as of 1 January 2018	396	36,571	13,340	932	51,239
Reconciliation of USD balance as of 1 Jan 2018 to reflect CHF / USD rate at conversion date 1 October 2018	(3)	(244)	(89)	(6)	(342)
Balance as of 1 January 2018, translated at conversion date rate 1 October 2018[1]	393	36,326	13,251	926	50,897
Dividends and other distributions			(3,123)		(3,123)
Net profit / (loss) appropriation			926	(926)	0
Net profit / (loss) for the period before conversion				3,768	3,768
USD equity opening balance at conversion date 1 October 2018	393	36,326	11,054	3,768	51,542
Net profit / (loss) for the period after conversion				(435)	(435)
Balance as of 31 December 2018	393	36,326	11,054	3,333	51,107
1 Conversion date rate as of 1 October 2018 represents the closing exchange rate as of 30 September 2018 (CHF / USD 1.02).

CHF million	Share capital	Statutory capital reserve	Voluntary earnings reserve and profit / (loss) carried forward	Net profit / (loss) for the period	Total equity

Balance as of 1 January 2018	386	35,649	13,004	909	49,947
Dividends and other distributions			(3,065)		(3,065)
Net profit / (loss) appropriation			909	(909)	0
Net profit / (loss) for the period before conversion				3,698	3,698
CHF equity at conversion date 1 October 2018	386	35,649	10,848	3,698	50,580
Net profit / (loss) for the period after conversion				(428)	(428)
Currency translation difference			98		98
Balance as of 31 December 2018	386	35,649	10,946	3,269	50,250

The following table includes a reconciliation of equity from the former Swiss franc presentation currency to the new US dollar presentation currency.

In million	Share capital	Statutory capital reserve	Voluntary earnings reserve and profit / (loss) carried forward	Net profit / (loss) for the period	Total equity

Balance as of 1 January 2018, CHF	386	35,649	13,004	909	49,947
Dividends and other distributions			(3,065)		(3,065)
Net profit / (loss) appropriation			909	(909)	0
Net profit / (loss) for the period before conversion, CHF				3,698	3,698
CHF equity at conversion date 1 October 2018	386	35,649	10,848	3,698	50,580
USD equity opening balance at conversion date 1 October 2018	393	36,326	11,054	3,768	51,542
Net profit / (loss) for the period after conversion, USD				(435)	(435)
Balance as of 31 December 2018, USD	393	36,326	11,054	3,333	51,107

Statement of appropriation of total profit / (loss) carried forward

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 18 April 2019 approve an ordinary dividend distribution of USD 3,250 million. Dividends are declared and paid in US dollars. The total amount of the dividends will be capped at CHF 4,062 million (Cap). To the extent that the CHF dividend calculated based on USD 3,250 million would exceed the Cap on the day of the AGM, due to the exchange rate determined by the Board of Directors in its reasonable opinion, the USD amount of the dividend will be reduced on a pro-rata basis so that the total CHF amount does not exceed the Cap.

Proposed appropriation of total profit / (loss) carried forward if Cap is not triggered

The Board of Directors proposes that the AGM on 18 April 2019 approve the following appropriation of total profit / (loss) carried forward and dividend distribution.

	USD million	CHF million
	For the year ended	For the year ended
	31.12.18	31.12.18
Net profit for the period	3,333	3,269
Profit / (loss) carried forward	0	0
Total profit / (loss) carried forward available for appropriation	3,333	3,269

Appropriation of total profit / (loss) carried forward
Appropriation to voluntary earnings reserve	(83)	(74)
Dividend distribution	(3,250)	(3,196)[1]
Profit / (loss) carried forward	0	0
1 Translated at closing exchange rate as of 31 December 2018 (CHF / USD 1.02).

Proposed appropriation of total profit / (loss) carried forward and proposed dividend distribution out of voluntary earnings reserve if Cap is triggered

The Board of Directors proposes that the AGM on 18 April 2019 approve the following appropriation of total profit / (loss) carried forward and dividend distribution.

	USD million	CHF million
	For the year ended	For the year ended
	31.12.18	31.12.18
Net profit for the period	3,333	3,269
Profit / (loss) carried forward	0	0
Total profit / (loss) carried forward available for appropriation	3,333	3,269

Appropriation of total profit / (loss) carried forward
Appropriation to voluntary earnings reserve	(83)	0
Dividend distribution	(3,250)	(3,269)
Profit / (loss) carried forward	0	0

Proposed dividend distribution out of voluntary earnings reserve
Total voluntary earnings reserve before distribution	11,054	10,946
Dividend distribution	0	(793)
Total voluntary earnings reserve after distribution	11,054	10,153

The total CHF dividend is capped at CHF 4,062 million. The USD amount (3,250 million) will be reduced to CHF 4,062 million multiplied by the exchange rate determined by the Board of Directors on the day of the AGM.

UBS AG standalone financial statements (audited)

Note 1  Name, legal form and registered office

UBS AG is incorporated and domiciled in Switzerland. Its registered offices are at Bahnhofstrasse 45, CH-8001 Zurich and Aeschenvorstadt 1, CH-4051 Basel, Switzerland. UBS AG operates under art. 620ff. of the Swiss Code of Obligations and Swiss banking law as an Aktiengesellschaft, a corporation limited by shares.

     UBS AG is a regulated bank in Switzerland and is 100% owned by UBS Group AG, the ultimate parent of the UBS Group. UBS AG holds investments in and provides funding to subsidiaries, including the other banking subsidiaries of the UBS Group. In addition, UBS AG operates globally, including business activities from all four UBS business divisions and Corporate Center. In the ordinary course of business, main contributors to the profitability of UBS AG are the Investment Bank, Wealth Management business booked outside of Switzerland and Corporate Center – Group Asset and Liability Management (Group ALM). The balance sheet is mainly composed of financial assets and liabilities from the Investment Bank, Corporate Center – Group ALM and Wealth Management business booked outside of Switzerland as well as investments in subsidiaries and other participations in Corporate Center – Group ALM and fixed assets of Corporate Center – Services.

During 2017, shared services functions previously provided by UBS AG to subsidiaries and self-consumed in Switzerland, the UK and US were substantially transferred to Group service companies. UBS AG employed 11,099 personnel on a full-time equivalent basis as of 31 December 2018 compared with 10,551 personnel as of 31 December 2017.

→   Refer to Note 2b of the UBS AG standalone Annual Report 2017 for more information

Note 2  Accounting policies

a) Significant accounting policies

UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2015 / 1 and the Banking Ordinance) and represent “reliable assessment statutory single-entity financial statements.” The accounting policies are principally the same as for the consolidated financial statements of UBS AG outlined in Note 1 to the consolidated financial statements of UBS AG included in the UBS Group AG and UBS AG Annual Report 2018. Major differences between the Swiss GAAP requirements and International Financial Reporting Standards are described in Note 39 of the consolidated financial statements of UBS AG. The significant accounting policies applied for the standalone financial statements of UBS AG are discussed below.

→   Refer to the UBS Group AG and UBS AG Annual Report 2018 for more information

Risk management

UBS AG is fully integrated into the Group-wide risk management process described in the audited part of the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2018.

Further information on the use of derivative instruments and hedge accounting is provided in Notes 1, 11 and 28 to the consolidated financial statements of UBS AG.

→   Refer to the UBS Group AG and UBS AG Annual Report 2018 for more information

Compensation policy

The compensation structure and processes of UBS AG conform to the compensation principles and framework of UBS Group AG. For detailed information, refer to the Compensation Report of UBS Group AG.

Foreign currency translation

Transactions denominated in foreign currency are translated into US dollars at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets and liabilities, as well as equity instruments recorded in Trading portfolio assets and Financial investments denominated in foreign currency, are translated into US dollars using the closing exchange rate. Non-monetary items measured at historic cost are translated at the spot exchange rate on the date of the transaction. Assets and liabilities of branches with functional currencies other than the US dollar are translated into US dollars at the closing exchange rate. Income and expense items of such branches are translated at weighted average exchange rates for the period. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS AG are provided in Note 37 of the consolidated financial statements of UBS AG.

→   Refer to the UBS Group AG and UBS AG Annual Report 2018 for more information

Note 2  Accounting policies (continued)

Structured debt instruments

Structured debt instruments comprise structured debt instruments issued and transacted over-the-counter and include a host contract and one or more embedded derivatives that do not relate to UBS AG’s own equity. By applying the fair value option, the vast majority of structured debt instruments are measured at fair value as a whole and recognized in Financial liabilities designated at fair value. The fair value option for structured debt instruments can be applied only if the following criteria are cumulatively met:

–     The structured debt instrument is measured on a fair value basis and is subject to risk management that is equivalent to risk management for trading activities;

–     The application of the fair value option eliminates or significantly reduces an accounting mismatch that would otherwise arise.

–     Changes in fair value attributable to changes in unrealized own credit are not recognized.

Fair value changes related to Financial liabilities designated at fair value, excluding changes in unrealized own credit, are recognized in Net trading income. Interest expense on Financial liabilities designated at fair value is recognized in Interest expense.

Where the designation criteria for the fair value option are not met, the embedded derivatives are assessed for bifurcation for measurement purposes. Bifurcated embedded derivatives are measured at fair value through profit or loss and presented in the same balance sheet line as the host contract.

→   Refer to Note 20 for more information

Group-internal funding

UBS AG obtains funding from UBS Group AG and UBS Group Funding (Switzerland) AG in the form of loans that qualify as going concern additional tier 1 capital at the UBS AG consolidated and standalone levels and as gone concern loss-absorbing capacity at the UBS AG consolidated level. A portion of Group-internal funding obtained is further on-lent by UBS AG to certain subsidiaries in the form of loans.

Where such Group-internal funding is eligible to meet the requirements for total loss-absorbing capacity (TLAC) at the level of UBS AG consolidated or standalone, or at the levels of significant regulated subsidiaries as defined for Pillar 3 disclosure purposes, the aggregate amounts of the respective obligations and claims are separately disclosed on the balance sheet. For those TLAC instruments that are eligible to meet the going concern capital requirements (i.e., are subordinated and subject to mandatory conversion and / or debt waiver, as explained below), the aggregate corresponding amounts are disclosed on the balance sheet.

UBS AG obligations arising from Group-internal funding it has received are presented as Funding received from UBS Group AG and UBS Group Funding (Switzerland) AG and measured at amortized cost. UBS AG claims arising from Group-internal funding it has provided are presented as Due from banks and Due from customers and measured at amortized cost less any allowance for credit losses. Further information on the assessment and recognition of credit losses of claims is provided in Note 1 to the consolidated financial statements of UBS AG.

→   Refer to the UBS Group AG and UBS AG Annual Report 2018 for more information

Subordinated assets and liabilities

Subordinated assets are comprised of claims that, based on an irrevocable written declaration, in the event of liquidation, bankruptcy or composition concerning the debtor, rank after the claims of all other creditors and may not be offset against amounts payable to the debtor nor be secured by its assets. Subordinated liabilities are comprised of corresponding obligations.

Subordinated assets and liabilities that contain a point-of-non-viability clause in accordance with Swiss capital requirements per articles 29 and 30 of the Capital Adequacy Ordinance are disclosed as being Subject to mandatory conversion and / or debt waiver and provide for the claim or the obligation to be written off or converted into equity in the event that the issuing bank reaches a point of non-viability.

Investments in subsidiaries and other participations

Investments in subsidiaries and other participations are equity interests that are held to carry on the business of UBS AG or for other strategic purposes. They include all subsidiaries directly held by UBS AG through which UBS AG conducts its business on a global basis. The investments are measured individually and carried at cost less impairment. The carrying value is tested for impairment annually and when indications for a decrease in value exist, which include incurrence of significant operating losses or a severe depreciation of the currency in which the investment is denominated. If an investment in a subsidiary is impaired, its value is generally written down to the net asset value. Subsequent recoveries in value are recognized up to the original cost value based on either the increased net asset value or a value above the net asset value if, in the opinion of management, forecasts of future profitability provide sufficient evidence that a carrying value above net asset value is supported. Management may exercise its discretion as to what extent and in which period a recovery in value is recognized.

Impairments of investments are presented as  Impairment of investments in subsidiaries and other participations. Reversals of impairments are presented as Extraordinary income in the income statement. Impairments and partial or full reversals of impairments for a subsidiary during the same annual period are determined on a net basis.

→   Refer to Note 16 for more information

UBS AG standalone financial statements (audited)

Note 2  Accounting policies (continued)

Services received from and provided to Group entities

UBS AG receives services from UBS Business Solutions AG, the main Group service company, mainly relating to Group Technology, Group Operations and Group Corporate Services, as well as certain other services from other Group entities. UBS AG provides services to Group entities mainly relating to real estate and selected other Corporate Center – Services functions. Services received from and provided to Group entities are settled in cash as hard cost transfers or hard revenue transfers paid or received.

When the nature of the underlying transaction between UBS AG and the Group entity contains a single, clearly identifiable service element, related income and expenses are presented in the respective income statement line item, e.g., Fee and commission income from securities and investment business and other fee and commission income, Fee and commission expense, Net trading income or General and administrative expenses. To the extent the nature of the underlying transaction contains various service elements and is not clearly attributable to a particular income statement line item, related income and expenses are presented in Sundry ordinary income and Sundry ordinary expenses.

→   Refer to Notes 5 and 7 for more information

Pension and other post-employment benefit plans

Swiss GAAP permits the use of IFRS or Swiss accounting standards for pension and other post-employment benefit plans, with the election made on a plan-by-plan basis.

UBS AG has elected to apply Swiss GAAP (FER 16) for the Swiss pension plan in its standalone financial statements. The requirements of Swiss GAAP are better aligned with the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans, but are treated as defined benefit plans under IFRS. Swiss GAAP requires that the employer contributions to the pension fund are recognized as Personnel expenses in the income statement. The employer contributions to the Swiss pension fund are determined as a percentage of contributory compensation. Furthermore, Swiss GAAP requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit to, or obligation of, UBS AG arises from the pension fund which is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or UBS AG is required to contribute to the reduction of a pension deficit (on a FER 26 basis).

Key differences between Swiss GAAP and IFRS include the treatment of dynamic elements, such as future salary increases and future interest credits on retirement savings, which are not considered under the static method used in accordance with Swiss GAAP. Also, the discount rate used to determine the defined benefit obligation in accordance with IFRS is based on the yield of high-quality corporate bonds of the market in the respective pension plan country. The discount rate used in accordance with Swiss GAAP, i.e., the technical interest rate, is determined by the Pension Foundation Board based on the expected returns of the Board’s investment strategy.

→   Refer to Note 22 for more information

UBS AG has elected to apply IFRS (IAS 19) for its non-Swiss defined benefit plans. However, remeasurements of the defined benefit obligation and the plan assets are recognized in the income statement rather than directly in equity. For corresponding disclosures in accordance with IAS 19 requirements, refer to Note 29 of the consolidated financial statements of UBS AG.

→   Refer to the UBS Group AG and UBS AG Annual Report 2018 for more information

After the transfer of shared services functions to UBS Business Solutions AG as further outlined in Note 2c, UBS AG ceased to make direct contributions to the respective pension plans for transferred employees. Instead, UBS AG receives a service charge from the Group service companies including their respective pension costs, which is recognized as General and administrative expenses.

Deferred taxes

Deferred tax assets are not recognized in UBS AG’s standalone financial statements. However, deferred tax liabilities may be recognized for taxable temporary differences. Changes in the deferred tax liability balance are recognized in the income statement.

Dispensations in the standalone financial statements

As UBS AG prepares consolidated financial statements in accordance with IFRS, UBS AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report, the statement of cash flows and various note disclosures, as well as the publication of full interim financial statements. As a Swiss issuer of debt, in order to validly issue debt throughout the year, UBS AG discloses interim mid-year financial information as per the requirements of Article 1156 in conjunction with Article 652a of the Swiss Code of Obligations, including an income statement, a balance sheet and a note on the basis of accounting.

Note 2  Accounting policies (continued)

b) Changes in accounting policies

Change in functional and presentation currency

As of 1 October 2018 (the conversion date) UBS AG Head office, which comprises the entity’s Swiss operations except for its Swiss Real Estate operation, prospectively changed its functional currency from Swiss francs to US dollars. UBS AG London Branch prospectively changed its functional currency from British pounds to US dollars.

UBS AG also prospectively changed the presentation currency of its financial statements from Swiss francs to US dollars. The interim Swiss franc financial information of UBS AG as of 30 September 2018, including the balance sheet, year-to-date income statement, year-to-date statement of changes in equity, including all components, and all related notes, was translated into US dollars at the closing rate on 30 September 2018 (the conversion date rate), except for Notes 26a and 26b. This conversion had no effect on the income statement or equity.

As the primary presentation currency of the financial statements of UBS AG is US dollars, amounts in Swiss francs are additionally presented for each component of the financial statements. UBS AG applies the modified closing rate method for translating the US dollar amounts into Swiss francs: assets and liabilities are translated at the closing rate, equity positions at historic rates and income and expense items at the weighted average rate for the period. All resulting currency translation effects are recognized separately in Voluntary earnings reserve, amounting to a positive currency translation effect of CHF 98 million as of 31 December 2018. Under Swiss GAAP, prior period financial statements are not restated. All comparative prior period information as of and for the year ended 31 December 2017 is translated at the closing rate as of 31 December 2017.

c) Other events affecting comparability

Asset transfer from UBS Limited to UBS AG

In the fourth quarter of 2018, the previously announced business transfer in connection with the UK withdrawal from the EU was largely completed. Clients and other counterparties of UBS Limited who can be serviced by UBS AG, London Branch were generally migrated in 2018.

This business transfer included a transfer of net assets against cash consideration of USD 0.7 billion (CHF 0.7 billion), with no effect on the equity or profit or loss of UBS AG. Total assets increased by USD 4.4 billion (CHF 4.3 billion) (primarily Due from banks, Due from customers, Trading portfolio assets and Derivative financial instruments), and total liabilities increased by USD 3.7 billion (CHF 3.6 billion) (primarily Due to Banks, Due to customers, Trading portfolio liabilities and Derivative financial instruments).

The business transfer also resulted in a decrease of contingent liabilities in connection with the guarantee issued by UBS AG for the benefit of UBS Limited of USD 4.5 billion (CHF 4.4 billion).

→   Refer to Note 27 for information on the combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE

Increase of stake in UBS Securities China

In December 2018, UBS AG increased its shareholding in UBS Securities China from 24.99% to 51% by completing a share purchase from existing shareholders. As a consequence of market changes, an impairment charge of USD 276 million (CHF 271 million) has been booked against the increased cost of the investment arising from the acquisition.

Transfers of shared services functions to UBS Business Solutions AG and UBS Business Solutions US LLC

The comparative figures presented as of and for the year ended 31 December 2017 include the financial effect of shared services functions in Switzerland, the UK and the US. These functions were substantially transferred to Group service companies in 2017. The transfer in Switzerland to UBS Business Solutions AG, the main Group service company and a wholly owned subsidiary of UBS Group AG, was executed in the second quarter of 2017. For UK shared services, a similar transfer to the UK branch of UBS Business Solutions AG was completed in the fourth quarter of 2017. In the second quarter of 2017, UBS also completed the transfer of the shared services functions in the US, which started in 2016, to its US service company, UBS Business Solutions US LLC, a wholly owned subsidiary of UBS Americas Holding LLC.

→   Refer to Note 2b of the UBS AG standalone Annual Report 2017 for more information

UBS AG standalone financial statements (audited)

Note 3a  Net trading income by business

	USD million		CHF million
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Investment Bank	4,079	3,397	4,024	3,311
of which: Corporate Client Solutions	634	553	621	539
of which: Investor Client Services	3,446	2,844	3,403	2,772
Other business divisions and Corporate Center	364	(123)	358	(120)
Total net trading income	4,443	3,274	4,381	3,192

Note 3b  Net trading income by underlying risk category

	USD million		CHF million
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Interest rate instruments (including funds)	499	293	483	286
Foreign exchange instruments	1,164	573	1,145	559
Equity instruments (including funds)	2,374	2,098	2,353	2,045
Credit instruments	343	239	334	233
Precious metals / commodities	63	71	66	69
Total net trading income	4,443	3,274	4,381	3,192
of which: net gains / (losses) from financial liabilities designated at fair value[1]	6,999	(4,073)	6,956	(3,971)

1 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within Net trading income.

Note 4  Dividend income from investments in subsidiaries

UBS AG received dividends from UBS Switzerland AG of USD 2,396 million (CHF 2,351 million) in 2018, compared with USD 196 million (CHF 191 million) in 2017, resulting in an increase in the total Dividend income from investments in subsidiaries and other participations.

Note 5  Sundry ordinary income and expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Income from hard cost transfers[1]	1,746	2,667	1,722	2,600
Other	33	92	32	90
Total sundry ordinary income	1,779	2,760	1,754	2,690
Expenses from hard revenue transfers	(516)	(383)	(509)	(373)
Other	(83)	(115)	(81)	(112)
Total sundry ordinary expenses	(599)	(498)	(590)	(485)

1 Represents income received from UBS Group AG and subsidiaries in the UBS Group for services provided by UBS AG. Services provided by UBS AG primarily related to Corporate Center functions. The decrease mainly arose as UBS AG is no longer charging other Group entities for the shared services functions that were transferred in 2017. Refer to Note 2c for more information.

Note 6  Personnel expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Salaries	1,748	2,132	1,722	2,078
Variable compensation – performance awards	1,218	1,438	1,199	1,401
Variable compensation – other	74	92	73	90
Contractors	70	207	69	202
Social security	199	274	196	267
Pension and other post-employment benefit plans	9	(83)	12	(81)
of which: value adjustments for economic benefits or obligations from pension funds[1]	(131)	(306)	(126)	(298)
Other personnel expenses	139	175	136	170
Total personnel expenses[2]	3,456	4,234	3,407	4,128

1 Reflects the remeasurement of the defined benefit obligation and return on plan assets excluding amounts included in interest income for the non-Swiss defined benefit plans, for which IAS 19 is applied.    2 The decrease is partly due to the transfer of shared services functions from UBS AG to UBS Business Solutions AG and UBS Business Solutions US LLC in 2017. Refer to Note 2c for more information.

Note 7  General and administrative expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Occupancy	510	537	503	524
Rent and maintenance of IT equipment	38	210	37	205
Communication and market data services	150	219	147	213
Administration	2,857	2,313	2,817	2,255
of which: hard cost transfers paid[1]	2,543	2,004	2,507	1,954
Marketing and public relations	80	121	79	118
Travel and entertainment	115	135	113	132
Fees to audit firms	28	33	28	32
of which: financial and regulatory audits	24	27	24	26
of which: audit-related services	4	6	4	6
Other professional fees	285	448	281	436
Outsourcing of IT and other services	149	654	147	638
Total general and administrative expenses[2]	4,212	4,671	4,151	4,553

1 Represents expenses for services provided by UBS Group AG and subsidiaries in the UBS Group to UBS AG.    2 The increase in hard cost transfers paid and the decrease in direct costs are mainly due to the transfer of shared services functions from UBS AG to UBS Business Solutions AG and UBS Business Solutions US LLC in 2017. Refer to Note 2c for more information.

UBS AG standalone financial statements (audited)

Note 8  Extraordinary income and expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Gains from disposals of subsidiaries and other participations	30	199	29	194
Reversal of impairments and provisions of subsidiaries and other participations	63	186	62	181
Net gains from disposals of properties	40	0	39	0
Other extraordinary income	37	6	36	6
Total extraordinary income	170	391	167	382
Total extraordinary expenses	0	4	0	4

In 2018, UBS recorded gains of USD 31 million (CHF 30 million) on the sale of real estate and USD 25 million (CHF 25 million) on the sale of subsidiaries and businesses, both related to the sale of Widder Hotel.

In 2017, UBS recorded a gain of USD 110 million (CHF 107 million) on the sale of its remaining investment in IHS Markit. Also in 2017, UBS completed the sale of a life insurance subsidiary, which resulted in a gain of USD 58 million (CHF 57 million).

Note 9  Taxes

	USD million		CHF million
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Income tax expense / (benefit)	(708)	(121)	(696)	(118)
of which: current	(715)	(151)	(703)	(148)
of which: deferred	7	30	7	29
Capital tax	45	49	45	48
Total tax expense / (benefit)	(663)	(72)	(651)	(70)

There was an income tax benefit of USD 708 million (CHF 696 million) for the year ended 31 December 2018, compared with an income tax benefit of USD 121 million (CHF 118 million) for the year ended 31 December 2017. The income tax benefit for the year ended 31 December 2018 reflected a benefit of USD 26 million (CHF 26 million) (2017: USD 154 million / CHF 150 million) from the utilization of tax losses carried forward in UBS AG’s main tax jurisdictions and also a benefit of USD 809 million (CHF 795 million) (2017: USD 250 million / CHF 244 million) as compensation received from other Group companies in respect of tax losses that were utilized by those companies. The benefit of USD 809 million was mainly driven by a one-time election by UBS Securities LLC to capitalize real estate costs for US tax purposes resulting in a significant amount of taxable income, which was offset by the utilization of UBS AG’s tax losses. UBS AG agreed to waive the payment of the related benefit resulting in a capital contribution by UBS AG into UBS Americas Holding LLC.

For the year ended 31 December 2018, the average tax rate, defined as income tax expense divided by the sum of operating profit and extraordinary income minus extraordinary expenses and capital tax, was negative 27.0% (2017: negative 14.9%).

Note 10  Securities financing transactions

	USD billion		CHF billion
	31.12.18	31.12.17	31.12.18	31.12.17

On-balance sheet
Receivables from securities financing transactions, gross	139.7	115.6	137.4	112.7
Netting of securities financing transactions	(61.8)	(52.7)	(60.8)	(51.4)
Receivables from securities financing transactions, net	77.9	62.9	76.6	61.4
Payables from securities financing transactions, gross	105.8	102.3	104.1	99.7
Netting of securities financing transactions	(61.8)	(52.7)	(60.8)	(51.4)
Payables from securities financing transactions, net	44.0	49.6	43.3	48.3
Assets pledged as collateral in connection with securities financing transactions	49.8	59.7	49.0	58.2
of which: trading portfolio assets	49.7	59.1	48.9	57.6
of which: assets that may be sold or repledged by counterparties	48.1	58.2	47.3	56.7
of which: financial investments	0.1	0.5	0.1	0.5
of which: assets that may be sold or repledged by counterparties	0.1	0.5	0.1	0.5

Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions	302.5	294.4	297.5	287.0
of which: repledged	224.9	220.1	221.1	214.6
of which: sold in connection with short sale transactions	23.5	25.0	23.1	24.4

Note 11a  Collateral for loans and off-balance sheet transactions

	31.12.18					31.12.17
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
USD million	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross[3]	0	81,070	81	36,404[4]	117,555	0	91,948	175	40,963[4]	133,087
Mortgage loans, gross	4,737	0	0	0	4,737	4,985	0	0	0	4,985
of which: residential mortgages	4,580				4,580	4,890				4,890
of which: office and business premises mortgages	59				59	34				34
of which: industrial premises mortgages	29				29	29				29
of which: other mortgages	69				69	32				32
Total on-balance sheet, gross	4,737	81,070	81	36,404	122,292	4,985	91,948	175	40,963	138,071
Allowances	(10)	(5)	0	(133)	(149)	(6)	(27)	0	(160)	(193)
Total on-balance sheet, net	4,727	81,065	81	36,271	122,144	4,978	91,921	175	40,804	137,878

Off-balance sheet
Contingent liabilities, gross	0	2,954	1,779	11,286	16,019	13	1,967	1,929	18,472	22,380
Irrevocable commitments, gross	557	9,525	1,071	14,511	25,664	376	10,637	1,970	21,384	34,367
Forward starting reverse repurchase and securities borrowing transactions	0	4,745	0	33	4,778	0	7,800	0	240	8,040
Liabilities for calls on shares and other equities	0	0	0	5	5	0	0	0	5	5
Total off-balance sheet	557	17,225	2,850	25,835	46,466	389	20,404	3,898	40,100	64,791

1 Mainly comprised of cash and securities.    2 Includes credit default swaps and guarantees.    3 Includes prime brokerage margin lending receivables and prime brokerage receivables relating to securities financing transactions.    4 Primarily comprised of amounts due from subsidiaries.

UBS AG standalone financial statements (audited)

Note 11a  Collateral for loans and off-balance sheet transactions (continued)

	31.12.18					31.12.17
	Secured			Unsecured	Total	Secured			Unsecured	Total
	Secured by collateral		Secured by other credit enhancements[2]			Secured by collateral		Secured by other credit enhancements[2]
CHF million	Real estate	Other collateral[1]				Real estate	Other collateral[1]

On-balance sheet
Due from customers, gross[3]	0	79,711	79	35,794[4]	115,584	0	89,630	171	39,931[4]	129,731
Mortgage loans, gross	4,658	0	0	0	4,658	4,859	0	0	0	4,859
of which: residential mortgages	4,503				4,503	4,767				4,767
of which: office and business premises mortgages	58				58	33				33
of which: industrial premises mortgages	29				29	28				28
of which: other mortgages	68				68	31				31
Total on-balance sheet, gross	4,658	79,711	79	35,794	120,242	4,859	89,630	171	39,931	134,590
Allowances	(10)	(5)	0	(131)	(146)	(6)	(26)	0	(156)	(188)
Total on-balance sheet, net	4,648	79,706	79	35,663	120,096	4,853	89,603	171	39,775	134,402

Off-balance sheet
Contingent liabilities, gross	0	2,905	1,749	11,096	15,750	12	1,917	1,880	18,006	21,815
Irrevocable commitments, gross	548	9,366	1,053	14,267	25,234	367	10,369	1,920	20,845	33,500
Forward starting reverse repurchase and securities borrowing transactions	0	4,666	0	32	4,698	0	7,603	0	234	7,837
Liabilities for calls on shares and other equities	0	0	0	5	5	0	0	0	5	5
Total off-balance sheet	548	16,936	2,802	25,401	45,687	379	19,889	3,800	39,089	63,158

1 Mainly comprised of cash and securities.    2 Includes credit default swaps and guarantees.    3 Includes prime brokerage margin lending receivables and prime brokerage receivables relating to securities financing transactions.    4 Primarily comprised of amounts due from subsidiaries.

Note 11b  Impaired financial instruments

	31.12.18				31.12.17
USD million	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from customers	381	138	155	87	268	192	65	10
Mortgage loans	65	10	55	0	2	1	1	0
Other assets	365	24	0	341	359	18	0	342
Guarantees and loan commitments	14	0	14	0	29	0	0	29
Total impaired financial instruments	825	173	224	428	658	211	66	381

	31.12.18				31.12.17
CHF million	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments	Gross impaired financial instruments	Allowances and provisions	Estimated liquidation proceeds of collateral	Net impaired financial instruments
Amounts due from customers	374	136	153	86	261	187	63	10
Mortgage loans	64	10	54	0	2	1	1	0
Other assets	359	23	0	335	350	17	0	333
Guarantees and loan commitments	14	0	14	0	28	0	0	28
Total impaired financial instruments	811	170	221	421	641	205	64	371

Note 12a  Allowances

USD million	Specific allowances for amounts due from customers and mortgage loans	Allowances for other assets	Total allowances
Balance as of 1 January 2018	193	18	211
Reconciliation of USD balance as of 1 January 2018 to reflect CHF / USD rate at conversion date 1 October 2018	(1)	0	(1)
Balance as of 31 December 2017, translated at conversion date rate 1 October 2018[1]	192	18	209
Increase recognized in the income statement[2]	52	16	69
Release recognized in the income statement[2]	(32)	(8)	(39)
Write-offs[2]	(5)	(2)	(7)
Recoveries and past due interest[2]	25	0	24
Reclassifications / other[2]	(26)	0	(26)
Foreign currency translation[2]	(2)	0	(2)
Balance as of 1 October 2018	203	24	228
Increase recognized in the income statement	25	0	25
Release recognized in the income statement	(2)	0	(2)
Write-offs	(79)	0	(79)
Recoveries and past due interest	(16)	0	(16)
Reclassifications / other	20	0	20
Foreign currency translation	(2)	0	(2)
Balance as of 31 December 2018	149	24	173

1 Conversion date rate as of 1 October 2018 represents the closing exchange rate as of 30 September 2018 (CHF / USD 1.02).    2 Movements from 1 January 2018 to 30 September 2018 translated at conversion date rate.

CHF million	Specific allowances for amounts due from customers and mortgage loans	Allowances for other assets	Total allowances
Balance as of 1 January 2018	188	17	205
Increase recognized in the income statement	51	16	67
Release recognized in the income statement	(31)	(7)	(38)
Write-offs	(5)	(2)	(7)
Recoveries and past due interest	24	0	24
Reclassifications / other	(26)	0	(26)
Foreign currency translation	(2)	0	(2)
Balance as of 1 October 2018	200	24	223
Increase recognized in the income statement	26	0	26
Release recognized in the income statement	(2)	0	(2)
Write-offs	(78)	0	(78)
Recoveries and past due interest	(16)	0	(16)
Reclassifications / other	20	0	20
Foreign currency translation	(3)	0	(3)
Balance as of 31 December 2018	146	23	170

UBS AG standalone financial statements (audited)

Note 12b  Provisions

USD million	Default risk related to loan commitments and guarantees	Operational risks	Litigation, regulatory and similar matters[3]	Restructuring	Real estate[4]	Employee benefits	Deferred taxes	Other	Total provisions
Balance as of 1 January 2018	0	14	828	62	77	32	45	67	1,125
Reconciliation of USD balance as of 1 January 2018 to reflect CHF / USD rate at conversion date 1 October 2018	0	0	(6)	0	(1)	0	0	0	(8)
Balance as of 31 December 2017, translated at conversion date rate 1 October 2018[1]	0	13	822	62	77	32	45	67	1,118
Increase recognized in the income statement[2]	5	2	78	28	1	3	5	22	145
Release recognized in the income statement[2]	(6)	(2)	(103)	(11)	(1)	(5)	0	(4)	(132)
Provisions used in conformity with designated purpose[2]	0	(2)	(54)	(42)	(7)	0	0	(16)	(121)
Recoveries[2]	0	0	5	0	0	0	0	0	5
Reclassifications / other[2]	0	0	0	0	(1)	0	0	0	(1)
Foreign currency translation[2]	0	0	(7)	(1)	0	(1)	0	0	(9)
Balance as of 1 October 2018	0	11	742	36	68	29	50	68	1,005
Increase recognized in the income statement	0	1	503	31	3	1	2	7	549
Release recognized in the income statement	0	0	(93)	(4)	0	(1)	0	(9)	(108)
Provisions used in conformity with designated purpose	0	(1)	(2)	(10)	(2)	0	0	(12)	(27)
Recoveries	0	0	0	0	0	0	0	0	0
Reclassifications / other	0	0	0	(4)	2	0	0	0	(3)
Foreign currency translation	0	0	0	0	0	0	0	0	(1)
Balance as of 31 December 2018	0	11	1,149	50	71	29	52	54	1,416

1 Conversion date rate as of 1 October 2018 represents the closing exchange rate as of 30 September 2018 (CHF / USD 1.02).    2 Movements from 1 January 2018 to 30 September 2018 translated at conversion date rate.    3 Includes provisions for litigation resulting from security risks.    4 Includes provisions for onerous lease contracts of USD 12 million as of 31 December 2018 (31 December 2017: USD 12 million) and reinstatement cost provisions for leasehold improvements of USD 59 million as of 31 December 2018 (31 December 2017: USD 65 million).

CHF million	Default risk related to loan commitments and guarantees	Operational risks	Litigation, regulatory and similar matters[1]	Restructuring	Real estate[2]	Employee benefits	Deferred taxes	Other	Total provisions
Balance as of 1 January 2018	0	13	807	61	75	31	44	66	1,097
Increase recognized in the income statement	5	2	77	28	1	3	5	21	142
Release recognized in the income statement	(5)	(2)	(101)	(11)	(1)	(5)	0	(4)	(129)
Provisions used in conformity with designated purpose	0	(2)	(53)	(41)	(7)	0	0	(16)	(118)
Recoveries	0	0	5	0	0	0	0	0	5
Reclassifications / other	0	0	0	0	(1)	0	0	0	(1)
Foreign currency translation	0	0	(6)	(1)	0	(1)	0	0	(9)
Balance as of 1 October 2018	0	11	729	35	67	29	49	67	986
Increase recognized in the income statement	0	1	495	31	3	1	2	7	540
Release recognized in the income statement	0	0	(90)	(4)	0	(1)	0	(9)	(105)
Provisions used in conformity with designated purpose	0	(1)	0	(10)	(2)	0	0	(12)	(24)
Recoveries	0	0	0	0	0	0	0	0	0
Reclassifications / other	0	0	0	(4)	1	0	0	0	(3)
Foreign currency translation	0	0	(3)	0	0	0	0	(1)	(4)
Balance as of 31 December 2018	0	11	1,130	49	70	29	51	53	1,392

1 Includes provisions for litigation resulting from security risks.    2 Includes provisions for onerous lease contracts of CHF 12 million as of 31 December 2018 (31 December 2017: CHF 12 million) and reinstatement cost provisions for leasehold improvements of CHF 58 million as of 31 December 2018 (31 December 2017: CHF 63 million).

Note 13  Trading portfolio and other financial instruments measured at fair value

	USD million		CHF million
	31.12.18	31.12.17	31.12.18	31.12.17

Assets
Trading portfolio assets	95,612	107,355	94,009	104,649
of which: debt instruments[1]	17,802	19,235	17,503	18,750
of which: listed	12,835	13,676	12,620	13,331
of which: equity instruments	75,079	85,109	73,820	82,963
of which: precious metals and other physical commodities	2,732	3,012	2,686	2,936
Total assets measured at fair value	95,612	107,355	94,009	104,649
of which: fair value derived using a valuation model	13,099	12,915	12,879	12,590
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	10,434	11,620	10,259	11,327

Liabilities
Trading portfolio liabilities	23,453	24,988	23,060	24,358
of which: debt instruments[1]	3,474	4,896	3,416	4,773
of which: listed	3,193	4,615	3,140	4,498
of which: equity instruments	19,979	20,091	19,644	19,585
Financial liabilities designated at fair value[3]	56,226	52,495	55,283	51,171
Total liabilities measured at fair value	79,679	77,482	78,342	75,529
of which: fair value derived using a valuation model	59,645	55,274	58,645	53,880

1 Includes money market paper.    2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.    3 Refer to Note 20 for more information.

UBS AG standalone financial statements (audited)

Note 14  Derivative instruments1

	31.12.18			31.12.17
USD billion	PRV[3]	NRV[4]	Total notional values	PRV[3]	NRV[4]	Total notional values
Interest rate contracts
Forwards[2]	0.1	0.3	2,890	0.2	0.3	2,418
Swaps	30.8	24.7	8,077	37.9	30.3	8,741
of which: designated in hedge accounting relationships	0.0	0.0	102	0.1	0.0	99
Futures	0.0	0.0	510	0.0	0.0	461
Over-the-counter (OTC) options	7.6	9.0	1,113	8.7	10.1	1,134
Exchange-traded options	0.0	0.0	254	0.0	0.0	218
Total	38.5	34.0	12,843	46.8	40.7	12,972
Foreign exchange contracts
Forwards	20.2	20.9	1,441	17.6	18.3	1,407
Interest and currency swaps	25.0	24.7	2,533	24.6	22.7	2,479
Futures	0.0	0.0	0	0.0	0.0	0
Over-the-counter (OTC) options	8.4	7.8	1,192	6.3	6.0	846
Exchange-traded options	0.1	0.1	9	0.0	0.1	11
Total	53.7	53.6	5,176	48.5	47.0	4,743
Equity / index contracts
Forwards	0.3	0.2	28	0.1	0.1	19
Swaps	4.8	5.6	171	4.0	5.7	173
Futures	0.0	0.0	62	0.0	0.0	43
Over-the-counter (OTC) options	5.6	7.4	246	6.0	8.4	226
Exchange-traded options	12.9	14.0	516	7.6	7.6	500
Total	23.7	27.3	1,024	17.7	21.8	962
Credit derivative contracts
Credit default swaps	1.7	2.1	141	2.6	2.9	185
Total return swaps	0.3	0.8	7	0.2	0.9	7
Other	0.0	0.0	4	0.0	0.0	4
Total	2.0	2.9	152	2.8	3.8	197
Commodity, precious metals and other contracts
Forwards	0.1	0.1	7	0.1	0.1	7
Swaps	0.7	0.4	25	0.2	0.4	22
Futures	0.0	0.0	8	0.0	0.0	8
Over-the-counter (OTC) options	0.4	0.3	35	0.3	0.1	20
Exchange-traded options	0.4	0.7	19	0.6	0.5	24
Total	1.7	1.4	94	1.2	1.1	81
Total before netting	119.6	119.1	19,289	117.0	114.4	18,955
of which: trading derivatives	119.6	119.1		116.9	114.4
of which: fair value derived using a valuation model	118.9	118.5		116.6	114.0
of which: derivatives designated in hedge accounting relationships	0.0	0.0		0.1	0.0
of which: fair value derived using a valuation model	0.0	0.0		0.1	0.0
Netting with cash collateral payables / receivables	(14.9)	(12.3)		(16.1)	(9.9)
Replacement value netting	(89.6)	(89.6)		(85.7)	(85.7)
Total after netting	15.1	17.3		15.2	18.8
of which: with central clearing counterparties	0.5	0.6		0.0	0.2
of which: with bank and broker-dealer counterparties	6.0	6.3		5.7	6.6
of which: other client counterparties	8.6	10.4		9.5	12.0

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The replacement values and related notional values of these derivatives were not material for the periods presented.    2 Includes forward rate agreements.    3 PRV: positive replacement values.    4 NRV: negative replacement values.

Note 14  Derivative instruments (continued)1

	31.12.18			31.12.17
CHF billion	PRV[3]	NRV[4]	Total notional values	PRV[3]	NRV[4]	Total notional values
Interest rate contracts
Forwards[2]	0.1	0.3	2,842	0.2	0.3	2,357
Swaps	30.2	24.3	7,941	36.9	29.5	8,520
of which: designated in hedge accounting relationships	0.0	0.0	100	0.1	0.0	96
Futures	0.0	0.0	501	0.0	0.0	449
Over-the-counter (OTC) options	7.5	8.9	1,094	8.5	9.8	1,106
Exchange-traded options	0.0	0.0	249	0.0	0.0	212
Total	37.9	33.5	12,628	45.6	39.7	12,645
Foreign exchange contracts
Forwards	19.9	20.6	1,417	17.2	17.9	1,371
Interest and currency swaps	24.6	24.3	2,490	23.9	22.1	2,417
Futures	0.0	0.0	0	0.0	0.0	0
Over-the-counter (OTC) options	8.2	7.7	1,172	6.2	5.8	825
Exchange-traded options	0.1	0.1	9	0.0	0.1	10
Total	52.8	52.7	5,089	47.3	45.9	4,624
Equity / index contracts
Forwards	0.3	0.2	28	0.1	0.1	19
Swaps	4.7	5.5	168	3.9	5.6	169
Futures	0.0	0.0	61	0.0	0.0	42
Over-the-counter (OTC) options	5.5	7.3	242	5.8	8.2	220
Exchange-traded options	12.7	13.8	508	7.4	7.4	488
Total	23.3	26.9	1,007	17.3	21.2	938
Credit derivative contracts
Credit default swaps	1.7	2.1	139	2.5	2.8	181
Total return swaps	0.3	0.8	7	0.2	0.9	7
Other	0.0	0.0	4	0.0	0.0	4
Total	1.9	2.8	150	2.7	3.7	192
Commodity, precious metals and other contracts
Forwards	0.1	0.1	6	0.1	0.1	7
Swaps	0.7	0.4	25	0.2	0.4	22
Futures	0.0	0.0	8	0.0	0.0	8
Over-the-counter (OTC) options	0.4	0.3	34	0.3	0.1	19
Exchange-traded options	0.4	0.6	18	0.6	0.5	23
Total	1.7	1.3	92	1.2	1.0	79
Total before netting	117.6	117.1	18,965	114.1	111.5	18,477
of which: trading derivatives	117.6	117.1		114.0	111.5
of which: fair value derived using a valuation model	116.9	116.5		113.6	111.2
of which: derivatives designated in hedge accounting relationships	0.0	0.0		0.1	0.0
of which: fair value derived using a valuation model	0.0	0.0		0.1	0.0
Netting with cash collateral payables / receivables	(14.6)	(12.1)		(15.7)	(9.7)
Replacement value netting	(88.1)	(88.1)		(83.5)	(83.5)
Total after netting	14.9	17.0		14.8	18.3
of which: with central clearing counterparties	0.5	0.6		0.0	0.2
of which: with bank and broker-dealer counterparties	5.9	6.2		5.5	6.4
of which: other client counterparties	8.5	10.2		9.2	11.7

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The replacement values and related notional values of these derivatives were not material for the periods presented.    2 Includes forward rate agreements.    3 PRV: positive replacement values.    4 NRV: negative replacement values.

UBS AG standalone financial statements (audited)

Note 15a  Financial investments by instrument type

	31.12.18		31.12.17
USD million	Carrying value	Fair value	Carrying value	Fair value
Debt instruments	25,442	25,460	24,847	24,846
of which: held to maturity	1,983	1,981	975	966
of which: available-for-sale	23,460	23,479	23,872	23,880
Equity instruments	222	257	193	218
of which: qualified participations[1]	61	64	52	57
Property	2	2	9	9
Total financial investments	25,666	25,718	25,048	25,072
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	25,421	25,436	23,563	23,589

1 Qualified participations are investments in which UBS AG holds 10% or more of the total capital or has at least 10% of total voting rights.    2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

	31.12.18		31.12.17
CHF million	Carrying value	Fair value	Carrying value	Fair value
Debt instruments	25,016	25,033	24,221	24,220
of which: held until maturity	1,949	1,948	950	942
of which: available-for-sale	23,066	23,085	23,270	23,278
Equity instruments	218	252	188	212
of which: qualified participations[1]	60	63	51	56
Property	2	2	8	8
Total financial investments	25,235	25,287	24,417	24,440
of which: securities eligible for repurchase transactions in accordance with liquidity regulations[2]	24,995	25,009	22,969	22,994

1 Qualified participations are investments in which UBS AG holds 10% or more of the total capital or has at least 10% of total voting rights.    2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

Note 15b  Financial investments by counterparty rating – debt instruments

	USD million		CHF million
	31.12.18	31.12.17	31.12.18	31.12.17
Internal UBS rating[1]
0–1	17,204	17,794	16,916	17,345
2–3	8,237	7,052	8,099	6,875
4–5	0	0	0	0
6–8	0	0	0	0
9–13	0	0	0	0
Non-rated	2	1	2	1
Total financial investments	25,442	24,847	25,016	24,221
1 Refer to Note 19 for more information.

Note 16  Investments in subsidiaries and other participations

	Registered office	Equity interest accumulated in %	Carrying amount in USD million		Carrying amount in CHF million
			31.12.18	31.12.17	31.12.18	31.12.17
UBS Americas Holding LLC[1]	Wilmington, Delaware, USA	100	31,935	31,316	31,400	30,527
UBS Switzerland AG	Zurich, Switzerland	100	7,982	8,034	7,848	7,832
UBS Limited[2]	London, United Kingdom	100		3,828		3,731
UBS Asset Management AG	Zurich, Switzerland	100	1,528	1,532	1,503	1,493
UBS Europe SE2	Frankfurt, Germany	100	5,015	1,060	4,931	1,033
Other			3,069	3,432	3,017	3,345
Total investments in subsidiaries and other participations			49,528	49,202	48,698	47,962

1 Includes the effects of a capital contribution by UBS AG into UBS Americas Holding LLC related to a waiver agreement. Refer to Note 9 for more information.    2 As of 31 December 2018, UBS Europe SE holding reflects the combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE, which was formally concluded on 1 March 2019. Refer to Note 27 for more information.

Note 17a  Other assets

	USD million		CHF million
	31.12.18	31.12.17	31.12.18	31.12.17
Deferral position for hedging instruments	464	0	456	0
Settlement and clearing accounts	304	80	299	78
VAT and other indirect tax receivables	99	156	97	152
Bail deposit[1]	1,300	1,359	1,278	1,325
Other	1,722	2,763	1,692	2,693
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group	1,047	1,776	1,030	1,731
Total other assets	3,888	4,358	3,822	4,248
1 Refer to item 1 in Note 21b to the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2018 for more information.

Note 17b  Other liabilities

	USD million		CHF milion
	31.12.18	31.12.17	31.12.18	31.12.17
Deferral position for hedging instruments	0	213	0	208
Settlement and clearing accounts	344	513	339	500
Net defined benefit liabilities	279	429	274	418
VAT and other indirect tax payables	72	74	71	72
Other	1,906	2,421	1,873	2,360
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group	1,461	1,960	1,436	1,910
Total other liabilities	2,601	3,650	2,557	3,558

Note 18  Pledged assets1

The table below provides information on assets that are primarily pledged in connection with derivative transactions and properties. The table excludes securities financing transactions.

→   Refer to Note 10 for more information on securities financing transactions

	31.12.18		31.12.17
USD million	Carrying value of pledged assets	Effective commitment	Carrying value of pledged assets	Effective commitment
Securities	4,532	187	2,469	162
Pledges of property, equipment and software[2]	2,636	0	0	0
Total pledged assets	7,168	187	2,469	162

1 Excludes assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2018: USD 0.8 billion; 31 December 2017: USD 2.7 billion).    2 These pledged properties serve as collateral for an existing mortgage loan from UBS Switzerland AG.

	31.12.18		31.12.17
CHF million	Carrying value of pledged assets	Effective commitment	Carrying value of pledged assets	Effective commitment
Securities	4,456	183	2,407	158
Pledges of property, equipment and software[2]	2,592	0	0	0
Total pledged assets	7,048	183	2,407	158

1 Excludes assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2018: CHF 0.8 billion; 31 December 2017: CHF 2.7 billion).    2 These pledged properties serve as collateral for an existing mortgage loan from UBS Switzerland AG.

UBS AG standalone financial statements (audited)

Note 19  Country risk of total assets

The table below provides a breakdown of total non-Swiss assets by credit rating. These credit ratings reflect the sovereign credit rating of the country to which the ultimate risk of the underlying asset is related. The ultimate country of risk for unsecured loan positions is the domicile of the immediate borrower or, in the case of a legal entity, the domicile of the ultimate parent entity. For collateralized or guaranteed positions, the ultimate country of risk is the domicile of the provider of the collateral or guarantor or, if applicable, the domicile of the ultimate parent entity of the provider of the collateral or guarantor. For mortgage loans, the ultimate country of risk is the country where the real estate is located. Similarly, the ultimate country of risk for property and equipment is the country where the property and equipment is located. Assets for which Switzerland is the ultimate country of risk are provided separately in order to reconcile them to total balance sheets assets.

→   Refer to the “Risk management and control” section of the UBS Group AG and UBS AG Annual Report 2018 for more information

						31.12.18		31.12.17
Classification	Internal UBS rating	Description	Moody’s Investors Service	Standard & Poor’s	Fitch	USD million	%	USD million	%
	0 and 1	Investment grade	Aaa	AAA	AAA	210,209	44	212,964	44
Low risk	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	130,270	27	147,027	30
	3		A1 to A3	A+ to A–	A+ to AA–	56,410	12	50,213	10
Medium risk	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	11,928	2	15,810	3
	5		Baa3	BBB–	BBB–	5,073	1	5,201	1
High risk	6	Sub-investment grade	Ba1	BB+	BB+	1,412	0	1,575	0
	7		Ba2	BB	BB	2,512	1	2,057	0
	8		Ba3	BB–	BB–	10	0	49	0
	9		B1	B+	B+	679	0	894	0
Very high risk	10		B2	B	B	715	0	1,002	0
	11		B3	B–	B–	163	0	358	0
	12		Caa	CCC	CCC	66	0	150	0
	13		Ca to C	CC to C	CC to C	72	0	113	0
Distressed	Default	Defaulted	D	D	D	17	0	1	0
Subtotal						419,536	87	437,415	89
Switzerland						60,701	13	51,898	11
Total assets						480,238	100	489,313	100

						31.12.18		31.12.17
Classification	Internal UBS rating	Description	Moody’s Investors Service	Standard & Poor’s	Fitch	CHF million	%	CHF million	%
	0 and 1	Investment grade	Aaa	AAA	AAA	206,648	44	207,595	44
Low risk	2		Aa1 to Aa3	AA+ to AA–	AA+ to AA–	128,095	27	143,320	30
	3		A1 to A3	A+ to A–	A+ to AA–	55,464	12	48,947	10
Medium risk	4		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB	11,726	2	15,411	3
	5		Baa3	BBB–	BBB–	4,988	1	5,070	1
High risk	6	Sub-investment grade	Ba1	BB+	BB+	1,389	0	1,536	0
	7		Ba2	BB	BB	2,470	1	2,005	0
	8		Ba3	BB–	BB–	10	0	48	0
	9		B1	B+	B+	668	0	872	0
Very high risk	10		B2	B	B	703	0	976	0
	11		B3	B–	B–	160	0	349	0
	12		Caa	CCC	CCC	65	0	146	0
	13		Ca to C	CC to C	CC to C	71	0	110	0
Distressed	Default	Defaulted	D	D	D	17	0	1	0
Subtotal						412,472	87	426,387	89
Switzerland						59,712	13	50,590	11
Total assets						472,184	100	476,977	100

Note 20  Structured debt instruments

The table below provides a breakdown of financial liabilities designated at fair value that are considered structured debt instruments.

	USD million		CHF million
	31.12.18	31.12.17	31.12.18	31.12.17
Fixed-rate bonds with structured features	3,510	2,949	3,451	2,875
Structured debt instruments issued:
Equity-linked	34,528	35,073	33,949	34,189
Rates-linked	11,785	5,837	11,587	5,689
Credit-linked	2,331	1,685	2,292	1,642
Commodities-linked[1]	1,774	2,038	1,745	1,986
FX-linked	274	442	270	431
Structured over-the-counter (OTC) debt instruments	2,023	4,472	1,989	4,359
Total financial liabilities designated at fair value	56,226	52,495	55,283	51,171
1 Includes precious metals-linked debt instruments issued.

In addition to Financial liabilities designated at fair value, certain structured debt instruments were reported within the balance sheet lines Due to banks, Due to customers and Bonds issued. These instruments were bifurcated for measurement purposes. As of 31 December 2018, the total carrying value of the host instruments was USD 4,465 million (CHF 4,390 million) (31 December 2017: USD 4,034 million (CHF 3,932 million)) and the total carrying value of the bifurcated embedded derivatives was positive USD 76 million (CHF 75 million) (31 December 2017: positive USD 70 million (CHF 68 million)).

Note 21a  Share capital

UBS AG shares

As of 31 December 2018, UBS AG’s share capital of CHF 386 million (31 December 2017: CHF 386 million) consisted of fully paid up registered issued shares with a par value of CHF 0.10, which entitle the holder to one vote at the UBS AG shareholders’ meeting, if entered into the share register as having the right to vote, as well as a proportionate share of distributed dividends. UBS AG’s shares are not subject to any restrictions or limitations on their transferability.

As of 31 December 2018, shares issued by UBS AG totaled 3,858,408,466 shares (unchanged from 31 December 2017). The shares were all dividend bearing and held by UBS Group AG.

Additionally, as of 31 December 2018, 380,000,000 registered shares with a par value of CHF 0.10 each were available to be issued out of conditional capital (31 December 2017: 516,200,312 registered shares). During 2018, 136,200,312 conditional capital shares available upon the exercise of employee options were cancelled.

During 2018 and 2017, there were no new share issuances out of conditional capital.

Non-cash dividend

There was no non-cash dividend in 2018. With the transfer of shared services functions in Switzerland, UBS AG transferred its participation in a service center subsidiary to UBS Group AG in June 2017 by way of distribution of a dividend in kind, which resulted in a USD 256 million (CHF 250 million) reduction in the capital contribution reserve.

→   Refer to Note 2c for more information on the transfer of shared services functions

Non-distributable reserves

Non-distributable reserves consist of 50% of the share capital of UBS AG, amounting to USD 197 million (CHF 193 million) as of 31 December 2018 (USD 198 million / CHF 193 million as of 31 December 2017).

UBS AG standalone financial statements (audited)

Note 21b  Significant shareholders

The sole direct shareholder of UBS AG is UBS Group AG, which holds 100% of UBS AG shares. These shares are entitled to voting rights. Indirect shareholders of UBS AG included in the table below comprise direct shareholders of UBS Group AG (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG as of 31 December 2018 or as of 31 December 2017. The shares and share capital of UBS AG held by indirect shareholders, as shown in the table below, represent their relative holding of UBS Group AG shares. They do not have voting rights in UBS AG.

→   Refer to Note 23 of the UBS Group AG standalone financial statements in the UBS Group AG Annual Report 2018 for more information on significant shareholders of UBS Group AG

	31.12.18		31.12.17
USD million, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS AG
UBS Group AG	393	100	396	100
Significant indirect shareholders of UBS AG
Chase Nominees Ltd., London	48	12	44	11
DTC (Cede & Co.), New York[1]	28	7	27	7
Nortrust Nominees Ltd., London	16	4	16	4
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

	31.12.18		31.12.17
CHF million, except where indicated	Share capital held	Shares held (%)	Share capital held	Shares held (%)
Significant direct shareholder of UBS AG
UBS Group AG	386	100	386	100
Significant indirect shareholders of UBS AG
Chase Nominees Ltd., London	47	12	43	11
DTC (Cede & Co.), New York[1]	28	7	26	7
Nortrust Nominees Ltd., London	16	4	16	4
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

Note 22  Swiss pension plan and non-Swiss defined benefit plans

a) Liabilities related to Swiss pension plan and non-Swiss defined benefit plans	USD million		CHF million
	31.12.18	31.12.17	31.12.18	31.12.17
Provision for Swiss pension plan	0	0	0	0
Net defined benefit liabilities for non-Swiss defined benefit plans[1]	279	429	274	418
Total provision for Swiss pension plan and net defined benefit liabilities for non-Swiss defined benefit plans	279	429	274	418
Bank accounts at UBS and UBS debt instruments held by Swiss pension fund	18	15	18	15
UBS derivative financial instruments held by Swiss pension fund	5	5	5	5
Total liabilities related to Swiss pension plan and non-Swiss defined benefit plans	302	449	297	438

1 As of 31 December 2018, USD 160 million (CHF 157 million) related to the UK defined benefit pension plan and USD 22 million (CHF 22 million) related to the UK post-employment medical insurance plan. As of 31 December 2017, USD 275 million (CHF 268 million) related to the UK defined benefit pension plan and USD 27 million (CHF 26 million) related to the UK post-employment medical insurance plan.

b) Swiss pension plan
	USD million		CHF million
	As of or for the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Pension plan surplus[1]	637	806	626	786
Economic benefit / (obligation) of UBS AG	0	0	0	0
Change in economic benefit / (obligation) recognized in the income statement	0	0	0	0
Employer contributions in the period recognized in the income statement	48	92	47	90
Performance awards-related employer contributions accrued	10	13	10	12
Total pension expense recognized in the income statement within Personnel expenses	58	105	57	102

1 The pension plan surplus is determined in accordance with FER 26 and consists of the reserve for the fluctuation in asset value. The surplus did not represent an economic benefit for UBS AG in accordance with FER 16 both as of 31 December 2018 and 31 December 2017.

UBS AG has elected to apply FER 16 for its Swiss pension plan and IFRS (IAS 19) for its UK and other non-Swiss defined benefit plans. However, remeasurements of the defined benefit obligations for UK and other non-Swiss defined benefit plans are recognized in the income statement rather than directly in equity.

→   Refer to Note 2 for more information

→   Refer to Note 29 of the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2018 for more information on non-Swiss defined benefit plans in accordance with IFRS

The Swiss pension plan had no employer contribution reserve as of both 31 December 2018 and 31 December 2017.

Note 23  Share-based compensation

Expenses for awards under employee share, option, notional fund and deferred cash compensation plans granted to UBS AG employees are generally charged by UBS Group AG to UBS AG. Obligations related to other compensation vehicles, such as local awards, are held by the relevant employing and / or sponsoring subsidiaries, such as UBS AG.

→   Refer to Note 30 of the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2018 for more information

UBS AG standalone financial statements (audited)

Note 24  Related parties

Transactions with related parties are conducted at internally agreed transfer prices, at arm’s length or, with respect to loans, fixed advances and mortgages to non-independent members of the governing bodies in the ordinary course of business, on substantially the same terms and conditions that are available to other employees, including interest rates and collateral, and neither involve more than the normal risk of collectability nor contain any other unfavorable features for the firm. Independent members of the governing bodies are granted loans and mortgages in the ordinary course of business at general market conditions.

	31.12.18		31.12.17
USD million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	639	2,087	1,843	11,099
of which: due from / to customers	627	1,819	1,839	5,357
of which: funding received from UBS Group AG				5,050
Subsidiaries	97,219	74,413	94,920	74,069
of which: due from / to banks	39,180	35,114	37,895	25,105
of which: due from / to customers	27,210	1,544	33,498	1,908
of which: receivables / payables from securities financing transactions	26,453	32,558	17,938	42,251
Affiliated entities[2]	570	42,793	433	29,245
of which: due from / to customers	474	125	315	25
of which: funding received from UBS Group Funding (Switzerland) AG		41,782		28,422
Members of governing bodies[3]	34		42
External auditors		12		11
Other related parties	2		13

1 The qualified shareholder of UBS AG is UBS Group AG.    2 Affiliated entities of UBS AG are all direct subsidiaries of UBS Group AG.    3 Members of governing bodies consist of members of the Board of Directors and Group Executive Board of UBS Group AG and members of the Board of Directors and Executive Board of UBS AG.

	31.12.18		31.12.17
CHF million	Amounts due from	Amounts due to	Amounts due from	Amounts due to
Qualified shareholders[1]	628	2,052	1,797	10,819
of which: due from / to customers	616	1,788	1,793	5,222
of which: funding received from UBS Group AG				4,923
Subsidiaries	95,588	73,166	92,527	72,202
of which: due from / to banks	38,523	34,525	36,940	24,472
of which: due from / to customers	26,754	1,518	32,654	1,860
of which: receivables / payables from securities financing transactions	26,010	32,012	17,486	41,186
Affiliated entities[2]	560	42,076	422	28,508
of which: due from / to customers	466	123	307	24
of which: funding received from UBS Group Funding (Switzerland) AG		41,081		27,706
Members of governing bodies[3]	34		41
External auditors		12		10
Other related parties	2		13

1 The qualified shareholder of UBS AG is UBS Group AG.    2 Affiliated entities of UBS AG are all direct subsidiaries of UBS Group AG.    3 Members of governing bodies consist of members of the Board of Directors and Group Executive Board of UBS Group AG and members of the Board of Directors and Executive Board of UBS AG.

As of 31 December 2018, off-balance sheet positions related to subsidiaries amounted to USD 13.3 billion (CHF 13.0 billion) (31 December 2017: USD 21.6 billion (CHF 21.1 billion)), of which USD 7.5 billion (CHF 7.4 billion) were guarantees to third parties (31 December 2017: USD 14.4 billion (CHF 14.0 billion)) and USD 3.3 billion (CHF 3.2 billion) were loan commitments (31 December 2017: USD 5.7 billion (CHF 5.6 billion)).

Note 25  Fiduciary transactions

	USD million		CHF million
	31.12.18	31.12.17	31.12.18	31.12.17
Fiduciary deposits	145	211	143	205
of which: placed with third-party banks	145	211	143	205
of which: placed with subsidiaries and affiliated entities	0	0	0	0
Total fiduciary transactions	145	211	143	205

Fiduciary transactions encompass transactions entered into or granted by UBS AG that result in holding or placing assets on behalf of individuals, trusts, defined benefit plans and other institutions. Unless the recognition criteria for the assets are satisfied, these assets and the related income are excluded from UBS AG’s balance sheet and income statement but disclosed in this Note as off-balance sheet fiduciary transactions. Client deposits that are initially placed as fiduciary transactions with UBS AG may be recognized on UBS AG’s balance sheet in situations in which the deposit is subsequently placed within UBS AG. In such cases, these deposits are not reported in the table above.

Note 26a  Invested assets and net new money1

	USD billion		CHF billion
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Fund assets managed	25	23	25	23
Discretionary assets	184	203	180	198
Other invested assets	379	420	373	409
Total invested assets	588	646	578	630
of which: double counts	6	5	6	5
Net new money	9	47	9	46
1 The US dollar amounts disclosed in Notes 26a and 26b have been recalculated on a retrospective basis, as if the conversion to the new US dollar presentation currency had occurred on 1 January 2017.

Note 26b  Development of invested assets1

	USD billion		CHF billion
	For the year ended		For the year ended
	31.12.18	31.12.17	31.12.18	31.12.17
Total invested assets at the beginning of the year[2]	646	500	630	509
Net new money	9	47	9	46
Market movements[3]	(51)	87	(50)	84
Foreign currency translation	(7)	13	(1)	(9)
Other effects	(10)	(1)	(10)	(1)
of which: acquisitions / (divestments)	0	0	0	0
Total invested assets at the end of the year[2]	588	646	578	630

1 The US dollar amounts disclosed in Notes 26a and 26b have been recalculated on a retrospective basis, as if the conversion to the new US dollar presentation currency had occurred on 1 January 2017.    2 Includes double counts.    3 Includes interest and dividend income.

→   Refer to Note 36 of the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2018 for more information

UBS AG standalone financial statements (audited)

Note 27  Events after the reporting period

Merger of UBS Limited into UBS Europe SE

On 1 March 2019, the previously announced combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE was formally concluded. As a result of this transaction the impairment loss of the investment in UBS Limited for the year 2018 was reduced by USD 0.2 billion (CHF 0.2 billion). As the transaction was substantially completed in 2018, the effect of the transaction was recognized in the UBS AG standalone financial statements for the year ended 31 December 2018.

Provisions for litigation, regulatory and similar matters

Provisions for litigation, regulatory and similar matters reflect the effects of adjusting events after the balance sheet date of USD 340 million (CHF 334 million).

→   Refer to Note 21 of the UBS AG consolidated financial statements in the UBS Group AG and UBS AG Annual Report 2018 and to Note 12b of this report for more information

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 14 March 2019

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS AG, which comprise the balance sheet, income statement and notes (pages 1 to 28) for the year ended 31 December 2018.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended 31 December 2018 comply with Swiss law and the company's articles of incorporation.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

UBS AG standalone financial statements (audited)

EY
Building a better working world
2

We have fulfilled the responsibilities described in the *Auditor's responsibility* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

Legal provision and contingencies

Area of focus	We focused on this area because UBS AG operates in a legal and regulatory environment that is exposed to significant litigation and similar risks arising from disputes and regulatory proceedings. Such matters are subject to many uncertainties and the outcome may be difficult to predict. These uncertainties inherently affect the amount and timing of potential outflows with respect to the provisions which have been established and other contingent liabilities. Overall, the legal provision represents UBS AG's best estimate for existing legal matters that have a probable and estimable impact on the financial position of UBS AG. See note 12b to the UBS AG financial statements on page 16.
Our audit response	We obtained an understanding, evaluated the design and tested the operational effectiveness of UBS AG's key controls over the legal provision and contingencies process. We assessed the methodologies on which the provision amounts are based, recalculated the provisions, and tested the completeness and accuracy of the underlying information. We read the legal analyses supporting the judgmental aspects impacted by legal interpretations. We obtained correspondence directly from external legal counsel to assess the information provided by UBS AG and followed up directly with external counsel as deemed necessary. We also assessed UBS AG's provisions and contingent liabilities disclosure (within note 12b).

Valuation of investments in subsidiaries and other participations

Area of focus	We focused on this area because of the judgments and assumptions over the valuation of the investments in subsidiaries and other participations. Investments in subsidiaries and other participations comprise directly held equity interests. See note 16 to the UBS AG financial statements on page 20.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the key controls over the valuation of investments in subsidiaries and other participations at UBS AG. We tested a sample of the valuation models and the inputs used in those models. We also assessed UBS AG's disclosure (within note 16).

EY
Building a better working world

3

Valuation of complex or illiquid trading portfolio assets and liabilities, other financial instruments and liabilities and derivative financial instruments measured at fair value

Area of focus	We focused on this area because of the complexity and judgments and assumptions over the fair valuation of financial assets and liabilities with significant unobservable inputs. We focused on market developments in fair value methodologies and specifically on the higher estimation uncertainty ("HEU") products, credit valuation adjustment ("CVA") and funding valuation adjustment ("FVA"). See note 13 and 14 to the UBS AG financial statements on pages 17 to 19.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the key controls over the financial instrument valuation processes, including controls over market data inputs into valuation models, model governance, and valuation adjustments. We tested a sample of the valuation models and the inputs used in those models, using a variety of techniques, including comparing inputs to available market data. We selected a sample of positions and independently calculated estimated values and compared the values to UBS AG's recorded values. In addition, we evaluated the methodology and inputs used by the UBS AG in determining funding and credit fair value adjustments on uncollateralized derivatives and fair value option liabilities. We also assessed UBS AG's disclosure (within note 13 and 14).

IT Controls relevant to financial reporting

Area of focus	We focused on this area because UBS AG is highly dependent on its IT systems for business processes and financial reporting. UBS AG continues to invest in its IT systems to meet client needs and business requirements including the effectiveness of its logical access and change management IT controls. IT implementations are complex by nature and impose risks related to the migration of data and the design and operating effectiveness of key controls that could have a significant impact on the financial statements.
Our audit response	In assessing the reliability of electronic data processing, we included specialized IT auditors as part of our audit team. Our audit procedures focused on the IT infrastructure and applications relevant to financial reporting including evaluation of the design and testing of the operating effectiveness of key IT logical access, change management and IT automated controls. Our audit procedures related to logical access included testing of user access management, privileged user access, periodic access right recertifications and user authentication controls. Our audit procedures related to change management included testing of management's program change test approach, approval of change requests as well as segregation of duties.

UBS AG standalone financial statements (audited)

EY
Building a better working world

4

Change in functional and presentation currency

Area of focus	As of 1 October 2018 (the conversion date) UBS AG prospectively changed its functional and presentation currency from Swiss francs to US dollars. The interim Swiss franc financial information of UBS AG as of 30 September 2018, including the balance sheet, year-to-date income statement, year-to-date statement of changes in equity and all related notes, was translated into US dollars at the closing rate on 30 September 2018 (the conversion date rate). This conversion had no impact on the income statement or equity. See note 2b to the UBS AG financial statements on page 9.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the key controls over the prospective application of the change in functional and presentation currency of the standalone financial statements of UBS AG. We assessed the completeness and accuracy of the data used in the calculation in US dollars. We have also assessed UBS AG's disclosure regarding the change in functional and presentation currency (see note 2b).

Subsequent Event – French cross-border wealth management business

Area of focus	On 20 February 2019 the 32nd Chamber of the First Instance Court in France (the "Court") found UBS AG guilty of illicit solicitation for 2004-2011 and aggravated laundering of the proceeds of tax fraud for 2004-2012, and assessed a penalty of EUR 3.7 billion. In addition, the Court found UBS (France) SA ("UBS France") guilty of aiding and abetting illicit solicitation for 2004-2009 and for aiding and abetting the laundering of the proceeds of tax fraud for 2004-2008 and assessed a penalty of EUR 15 million. The Court also awarded civil damages of EUR 800 million jointly for UBS AG, UBS France and three individuals. UBS AG, UBS France and the three individuals are appealing the decision. See note 27 to the UBS AG financial statements on page 28. We focused on this area because of the complexity and judgements over the accounting for this litigation contingency. This litigation contingency is subject to many uncertainties and the ultimate outcome is difficult to predict. These uncertainties inherently affect the amount and timing of any potential outflow with respect to the ultimate resolution of this matter.
Our audit response	We obtained an understanding, evaluated the design and tested the operational effectiveness of UBS AG's key controls over this litigation contingency. We assessed the methodology on which the provision was based, recalculated the provision and tested the completeness and accuracy of the underlying information. We read the legal analyses supporting the judgmental aspects impacted by legal interpretations and obtained correspondence directly from external legal counsel to assess the information provided by UBS AG and followed up directly with external counsel as deemed necessary. We involved EY specialists to assist in the understanding of the judgement and the evaluation of the responses from external counsel. We also assessed UBS AG's disclosure for this litigation contingency in note 27.

UBS AG standalone
regulatory information

UBS AG standalone regulatory information

Key metrics

The table below is based on BCBS Basel III phase-in rules. During the fourth quarter of 2018, CET1 capital remained largely stable. RWA increased USD 4.8 billion to USD 292.9 billion, mainly reflecting a USD 7.2 billion increase in market risk RWA due to higher average regulatory and stressed value-at-risk levels, partly offset by a USD 3.0 billion decrease in operational risk RWA after the recalibration of the advanced measurement approach model used for calculation of operational risk capital.

Leverage ratio exposure decreased by USD 19 billion to USD 601 billion, mainly due to on-balance sheet exposures (excluding derivative exposures and SFT).

Effective from 31 December 2018, UBS opted to phase in the effects from IFRS 9 expected credit loss (ECL) on CET1 capital, if any, over a five-year transitional period. This conclusion did not have an effect on our CET1 capital as of 31 December 2018.

KM1: Key metrics
USD million, except where indicated
		31.12.18	30.9.18	30.6.18	31.3.18	31.12.17
Available capital (amounts)[1]
1	Common equity tier 1 (CET1)	49,411	49,810	49,583	49,833	49,625
1a	Fully loaded ECL accounting model	49,411	49,810	49,583	49,833
2	Tier 1	59,595	59,341	59,161	59,537	54,600
2a	Fully loaded ECL accounting model Tier 1	59,595	59,341	59,161	59,537
3	Total capital	66,295	66,005	66,258	68,329	63,471
3a	Fully loaded ECL accounting model total capital	66,295	66,005	66,258	68,329
Risk-weighted assets (amounts)
4	Total risk-weighted assets (RWA)	292,888	288,045	286,457	302,296	284,707[1]
4a	Total risk-weighted assets (pre-floor)	292,888	288,045	286,457	302,296	284,707
Risk-based capital ratios as a percentage of RWA[1]
5	Common equity tier 1 ratio (%)	16.87	17.29	17.31	16.48	17.43
5a	Fully loaded ECL accounting model Common Equity Tier 1 (%)	16.87	17.29	17.31	16.48
6	Tier 1 ratio (%)	20.35	20.60	20.65	19.69	19.18
6a	Fully loaded ECL accounting model Tier 1 ratio (%)	20.35	20.60	20.65	19.69
7	Total capital ratio (%)	22.63	22.91	23.13	22.60	22.29
7a	Fully loaded ECL accounting model total capital ratio (%)	22.63	22.91	23.13	22.60
Additional CET1 buffer requirements as a percentage of RWA
8	Capital conservation buffer requirement (2.5% from 2019) (%)	1.88	1.88	1.88	1.88	1.25
9	Countercyclical buffer requirement (%)	0.07	0.05	0.08	0.04	0.02
9a	Additional countercyclical buffer for Swiss mortgage loans (%)	0.00	0.00	0.00	0.00	0.00
10	Bank G-SIB and/or D-SIB additional requirements (%)[2]
11	Total of bank CET1 specific buffer requirements (%)	1.95	1.92	1.96	1.91	1.27
12	CET1 available after meeting the bank’s minimum capital requirements (%)[1]	12.37	12.79	12.81	11.98	12.93
Basel III leverage ratio
13	Total Basel III leverage ratio exposure measure	601,013	619,741	620,074	620,353	615,238[1]
14	Basel III leverage ratio (%)[1]	9.92	9.58	9.54	9.60	8.87
14a	Fully loaded ECL accounting model Basel III leverage ratio (%)[1]	9.92	9.58	9.54	9.60
Liquidity coverage ratio
15	Total HQLA	76,456	81,214	83,473	89,631	87,800
16	Total net cash outflow	55,032	59,450	60,786	70,367	66,505
17	LCR ratio (%)	139	137	137	127	132
1 Based on BCBS Basel III phase-in rules. 2 Swiss SRB going concern requirements and information for UBS AG standalone is provided in the following pages in this section.

UBS AG standalone regulatory information

Swiss SRB going concern requirements and information

UBS AG standalone is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. Under Swiss SRB regulations, article 125 “Reliefs for financial groups and individual institutions” of the Capital Adequacy Ordinance stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief to individual institutions to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group of which it is a part.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of decrees issued on 20 December 2013 and 20 October 2017, the latter effective as of 1 July 2017 and partly replacing the former.

The FINMA decree issued in 2017 established the measure of total going concern capital for UBS AG. Common equity tier 1 (CET1) and high-trigger additional tier 1 capital instruments are eligible as going concern capital, and low-trigger tier 2 capital instruments remain eligible until the earlier of
(i) their maturity or the first call date or (ii) 31 December 2019.

Capital requirements based on risk-weighted assets (RWA) and leverage ratio denominator (LRD) are the same under both the phase-in and fully applied rules. The capital requirements based on RWA include a minimum CET1 capital requirement of 10% plus the effects from countercyclical buffers (CCBs), and a total going concern capital requirement of 14.3% plus the effects from CCBs. The capital requirements based on LRD include a minimum CET1 capital requirement of 3.5% and a total going concern leverage ratio requirement of 5.0%. For direct and indirect investments, including holding of regulatory capital instruments of UBS AG in subsidiaries that are active in banking and finance, the FINMA decree introduced a risk-weighting approach, with a phase-in period until 1 January 2028. Starting 1 July 2017, these investments have been risk-weighted at 200%. As of 1 January 2019, the risk weights will gradually be raised by 5 percentage points per year for Swiss-domiciled investments and by 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights are 250% and 400%, respectively.

More information on this change is provided in “Section 2 UBS AG standalone” of the UBS Group AG and significant regulated subsidiaries and sub-groups third quarter 2017 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors.

Swiss SRB going concern requirements and information

Swiss SRB going concern requirements and information
As of 31.12.18	Swiss SRB, including transitional arrangements				Swiss SRB after transition
USD million, except where indicated	RWA		LRD		RWA		LRD

Required going concern capital	in %[1]		in %[1]		in %		in %
Common equity tier 1 capital	10.07	29,497	3.50	21,035	10.07	38,630	3.50	21,035
of which: minimum capital	4.50	13,180	1.50	9,015	4.50	17,261	1.50	9,015
of which: buffer capital	5.50	16,109	2.00	12,020	5.50	21,097	2.00	12,020
of which: countercyclical buffer[2]	0.07	208			0.07	273
Maximum additional tier 1 capital	4.30	12,594	1.50	9,015	4.30	16,494	1.50	9,015
of which: high-trigger loss-absorbing additional tier 1 minimum capital	3.50	10,251	1.50	9,015	3.50	13,425	1.50	9,015
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	2,343			0.80	3,069
Total going concern capital	14.37[3]	42,091	5.00[3]	30,051	14.37[3]	55,124	5.00[3]	30,051

Eligible going concern capital
Common equity tier 1 capital	16.87	49,411	8.22	49,411	12.88	49,411	8.22	49,411
High-trigger loss-absorbing additional tier 1 capital[4]	4.72	13,813	2.30	13,813	2.03	7,805	1.30	7,805
of which: high-trigger loss-absorbing additional tier 1 capital	2.66	7,805	1.30	7,805	2.03	7,805	1.30	7,805
of which: low-trigger loss-absorbing tier 2 capital	2.05	6,008	1.00	6,008
Total going concern capital	21.59	63,225	10.52	63,225	14.92	57,217	9.52	57,217

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		292,888				383,578
Leverage ratio denominator				601,013				601,013

1 By FINMA decree, requirements exceed those based on the transitional arrangements of the Swiss Capital Adequacy Ordinance, i.e., a total going concern capital ratio requirement of 12.86% plus the effect of countercyclical buffer (CCB) requirements of 0.07%, of which 9.46% plus the effect of CCB requirements of 0.07% must be satisfied with CET1 capital, and a total going concern leverage ratio requirement of 4%, of which 2.9% must be satisfied with CET1 capital.    2 Going concern capital ratio requirements as of 31 December 2018 include CCB requirements of 0.07%.    3 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    4 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity.

UBS AG standalone regulatory information

Swiss SRB going concern information
	Swiss SRB, including transitional arrangements		Swiss SRB after transition
USD million, except where indicated	31.12.18	31.12.17	31.12.18	31.12.17

Going concern capital
Common equity tier 1 capital	49,411	49,625	49,411	49,424
High-trigger loss-absorbing additional tier 1 capital	7,805	3,761	7,805	3,761
Total loss-absorbing additional tier 1 capital	7,805	3,761	7,805	3,761
Total tier 1 capital	57,217	53,386	57,217	53,185
Low-trigger loss-absorbing tier 2 capital[1]	6,008	8,077
Total tier 2 capital	6,008	8,077
Total going concern capital	63,225	61,464	57,217	53,185

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	292,888	284,707	383,578	374,811
of which: direct and indirect investments in Swiss-domiciled subsidiaries[2]	31,711	29,335	39,639	36,668
of which: direct and indirect investments in foreign-domiciled subsidiaries[2]	82,762	82,771	165,525	165,542
Leverage ratio denominator	601,013	615,238	601,013	615,037

Capital ratios (%)
Total going concern capital ratio	21.6	21.6	14.9	14.2
of which: CET1 capital ratio	16.9	17.4	12.9	13.2

Leverage ratios (%)
Total going concern leverage ratio	10.5	10.0	9.5	8.6
of which: CET1 leverage ratio	8.2	8.1	8.2	8.0

1 Outstanding low-trigger loss-absorbing tier 2 capital instruments qualify as going concern capital until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and are subject to amortization starting five years prior to their maturity.    2 Carrying value for direct and indirect investments including holding of regulatory capital instruments in Swiss-domiciled subsidiaries (31 December 2018: USD 15,856 million; 31 December 2017: USD 14,668 million), and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (31 December 2018: USD 41,381 million; 31 December 2017: USD 41,386 million), is currently risk weighted at 200%. Risk weights are gradually increased by 5% per year for Swiss-domiciled investments and 20% per year for foreign-domiciled investments starting 1 January 2019 until the fully applied risk weights of 250% and 400%, respectively, are applied.

Reconciliation of Swiss banking law equity to Swiss SRB common equity tier 1 capital
USD billion	31.12.18	31.12.17
Equity – Swiss banking law[1]	51.1	51.2
Deferred tax assets	0.5	0.6
Valuation differences for investments in subsidiaries	1.6	1.8
Goodwill and intangible assets	0.0	(0.4)
Accruals for proposed dividends to shareholders	(3.3)	(3.1)
Other	(0.5)	(0.4)
Common equity tier 1 capital	49.4	49.6 [2]

1 Equity under Swiss banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive common equity tier 1 (CET1) capital in accordance with Swiss SRB requirements.    2 Based on Swiss SRB requirements, including transitional arrangements.

Leverage ratio information

Swiss SRB leverage ratio denominator
	LRD (fully applied)		LRD (phase-in)
USD billion	31.12.18	31.12.17	31.12.17

Leverage ratio denominator
Swiss GAAP total assets	480.0	489.3	489.3
Difference between Swiss GAAP and IFRS total assets	118.6	115.5	115.5
Less: derivative exposures and SFTs[1]	(236.7)	(221.6)	(221.6)
On-balance sheet exposures (excluding derivative exposures and SFTs)	361.9	383.2	383.2
Derivative exposures	99.3	97.0	97.0
Securities financing transactions	114.2	104.4	104.4
Off-balance sheet items	26.1	32.4	32.4
Items deducted from Swiss SRB tier 1 capital	(0.5)	(2.0)	(1.8)
Total exposures (leverage ratio denominator)	601.0	615.0	615.2

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BCBS Basel III leverage ratio (phase-in)
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17
Total tier 1 capital	59,595	59,341	59,161	59,537	54,600
Total exposures (leverage ratio denominator)	601,013	619,741	620,074	620,353	615,238
BCBS Basel III leverage ratio (%)	9.9	9.6	9.5	9.6	8.9

Liquidity coverage ratio

UBS AG is required to maintain a minimum liquidity coverage ratio of 105% as communicated by FINMA.

Liquidity coverage ratio
	Weighted value[1]
USD billion, except where indicated	Average 4Q18[2]	Average 4Q17[2]
High-quality liquid assets	76	88
Total net cash outflows	55	67
of which: cash outflows	169	191
of which: cash inflows	114	124
Liquidity coverage ratio (%)	139	132

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 64 data points in the fourth quarter of 2018 and 63 data points in the fourth quarter of 2017.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s Annual Report 2018 for additional information. This report is available at www.ubs.com/investors.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

Zurich, 15 March 2019

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in each of the following registration statements of UBS Group AG, UBS AG and their affiliates:

(1)  on Form F-3 (Registration Number 333-225551), and each related prospectus currently outstanding under such registration statement,

(2)  on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; and 333-228653), and each related prospectus currently outstanding under any of the aforementioned registration statements,

(3)  the base prospectus of Corporate Asset Backed Corporation (CABCO) dated 23 June 2004 (Registration Number 333-111572),

(4)  the Form 8-K of CABCO dated 23 June 2004 (SEC File Number 001-13444), and

(5)  the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated 10 May 2004 (Registration Number 033-91744) and 17 May 2004 (Registration Number 033-91744-05),

of our report dated 14 March 2019, with respect to the standalone financial statements of UBS AG for the year ended 31 December 2018 included in this Report of Foreign Private Issuer (Form 6-K) dated March 15, 2019, filed with the Securities and Exchange Commission.

Ernst & Young Ltd

/s/ Marie-Laure Delarue Marie-Laure Delarue Licensed Audit Expert	/s/ Ira S. Fitlin Ira S. Fitlin Certified Public Accountant (U.S.)

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; and 333-228653), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 15, 2019